



Boulette's LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.25%

Target Raise Amount: $65,000

Offering End Date: June 25, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Boulette's LLC

Founded: November 7, 2003

Address: 1 Ferry Building, Ste 48
San Francisco, CA 94111

Industry: Full-Service Restaurants

Employees: 26

Website: https://bouletteslarder.com/

Use of Funds Allocation:

If the maximum raise is met:

$61,100 (94.00%) – of the proceeds will go towards working capital- marketing and website updates

$3,900 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 4,472 Followers





Business Metrics:

	FY22	FY23	YTD 3/31/2024
Total Assets	$1,328,169	$789,121	$691,453
Cash & Cash Equivalents	$367,083	$150,997	$77,525
Accounts Receivable	$0	$0	$0
Short-term Debt	$201,377	$263,927	$195,671
Long-term Debt	$451,769	$460,194	$464,194
Revenue	$1,584,103	$1,909,481	$546,481
Cost of Goods Sold	$430,938	$522,052	$112,837
Taxes	$0	$0	$0
Net Income	$574,432	$422,152	$33,412

Recognition:

Boulette's LLC (DBA Boulettes Larder) has been deeply rooted in the San Francisco Bay Area's food, farming, and fishing ecoculture for nearly 40 years. Boulettes Larder was one of the founding citizens of San Francisco's vibrant Ferry Building Marketplace community at its birth 20 years ago. They're delighted to welcome all who share our commitment to flavor, sustainability and ecological attunement, culture, and beauty.

About:

Boulette's LLC (DBA Boulettes Larder) is a women-owned, fully immersive culinary universe in the historic San Francisco Ferry Building Marketplace. They serve lunch and dinner with a full bar and top shelf spirits, offer private dining and events, and provide a unique Larder with prepared foods and culinary staples.

For more information, contact our Customer Support Team at support@thesmbx.com

